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Exhibit 12.1

KERZNER INTERNATIONAL LIMITED
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of US Dollars)

	For the years ended December 31,					For the six months ended June 30,
	2000(1)	2001	2002	2003	2004	2005
Income (loss) from continuing operations before provision for income taxes and minority interest	$(109,134)	$38,359	$47,760	$71,769	$61,322	$45,968
Fixed charges	58,713	63,881	41,728	32,059	45,266	28,114
Amortization of capitalized interest	1,579	1,948	1,985	1,993	2,066	1,100
Distributed income of equity investees	18,590	20,036	30,258	21,864	36,974	19,614
Less: Equity earnings in equity investees	(23,733)	(26,473)	(24,832)	(33,640)	(43,364)	(27,651)
Less: Capitalized interest	(11,072)	(1,099)	(237)	(433)	(5,806)	(5,495)
Less: Minority interest that have not incurred fixed charges	—	—	—	(1,340)	7,234	2,373

Earnings available for fixed charges	$(65,057)	$96,652	$96,662	$92,272	$103,692	$64,023

Interest expense and amortization of debt issuance costs, discounts and premiums	$45,678	$60,375	$39,104	$29,264	$36,814	$21,159
Capitalized interest	11,072	1,099	237	433	5,806	5,495
Interest component of rentals(2)	1,963	2,407	2,387	2,362	2,646	1,460

Total fixed charges	$58,713	$63,881	$41,728	$32,059	$45,266	$28,114

Ratio of earnings to fixed charges	—	1.51	2.32	2.88	2.29	2.28

(1)
Earnings were insufficient to cover fixed charges by $123,770 for the year ended December 31, 2000.

(2)
The Company estimates the interest component of rentals to be 0.33.

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  Exhibit 12.1
KERZNER INTERNATIONAL LIMITED CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Thousands of US Dollars)